SHARPE RESOURCES CORPORATION

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.

Tel: (416) 361-0737

Fax: (416) 361-0923

March 1, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders

Please find enclosed a copy of a Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

Per: Shaun A. Drake

SAD/cd

Encl.

3/22

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X]
Change [ ]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

Address: 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6	Telephone; 416-361-0737
	Contact Name: SHAUN A. DRAKE

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0930 ext 235
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: CLARISSE KARANGWA

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[ ] General
[X] Special
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2006	05	01
Meeting Date	2006	06	14
Material Mail Date	2006	05	08

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $93.00 per publication	$: 93.00
Plus 7% GST	$: 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$: 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 820011100 8	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	March 10, 2006
Title	Signature	Date

CDSX166 (02/03) front